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September 9, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, DC 20549

Attention: Marc Thomas, Ben Phippen, Eric Envall and James Lopez

Re:	Exzeo Group, Inc.

Draft Registration Statement on Form S-1

Submitted August 6, 2025

CIK No. 0001873951

Dear Marc Thomas, Ben Phippen, Eric Envall and James Lopez:

On behalf of Exzeo Group, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter to Paresh Patel, the Company’s Chief Executive Officer, dated September 2, 2025, relating to the above-referenced submission. Your comments are reproduced below in italicized bold text, followed by our responses on behalf of the Company. Please be advised that, concurrently herewith, the Company has submitted via EDGAR a Draft No. 2 of the above-referenced draft registration statement (such Draft No. 2 is referred to herein as the “Registration Statement”).

Draft Registration Statement on Form S-1

Our Corporate Information, page 6

1.

Please revise this chart to show HCI Group’s ownership before and after the offering. Include disclosures that indicate the public ownership, and voting interests HCI Group, Inc, the public, and any other group or entity will have in each related or affiliated entity.

Response: The chart has been revised to display the ownership of HCI on both a pre-offering and post-offering basis. In addition, the paragraphs immediately preceding the chart have been revised to provide additional information regarding the ownership of the Company’s stock on a pre-offering and post-offering basis, including HCI’s ownership, the ownership of current and former directors and officers of the Company, and the post-offering ownership of investors in the offering. See pages 7 and 8 of the Registration Statement. Corresponding revisions have also been made to the chart and preceding paragraphs on pages 64 and 65 of the Registration Statement.

AUSTIN | BOSTON | BRUSSELS | CHICAGO | DALLAS | DENVER | DETROIT | HOUSTON | JACKSONVILLE | LOS ANGELESMADISON | MEXICO CITY | MIAMI | MILWAUKEE | NASHVILLE | NEW YORK | ORLANDO | RALEIGH | SACRAMENTO | SALT LAKE CITYSAN DIEGO | SAN FRANCISCO | SILICON VALLEY | TALLAHASSEE | TAMPA | TOKYO | WASHINGTON, D.C.

September 9, 2025

2.

Please revise the statement on page 11 that you outsource claims management to “external vendors or contractors” to clarify, as stated on page 63, that your claims management is outsourced to a subsidiary of your parent company. Additionally, with a view to disclosure, advise us of the business reasons for including claims management among the business operations separating from HCI when those services will still be provided by HCI. To the extent the activities provided by Griston are deemed less important or insignificant to the broader claims management business, including the Exzeo Platform, please revise to clarify. Is the claims management business retained by HCI expected to compete with you going forward?

Response: For the information of the Staff, the Exzeo Platform provides the Company’s clients with the claims technology and system through which the customers can efficiently monitor and handle their respective insurance claims. In particular, the Company’s proprietary ClaimColonyTM software suite is an end-to-end claims management platform used by the various participants in the claims-processing and settlement process, including carriers, third-party administrators, independent adjusters, and insurance litigation services. The claims management services that the Company currently subcontracts to Griston consist principally of activities that require human capital, including field adjusters and desk adjusters who manage the individual claims process for Company customers and insureds. The Company has made a business decision that this physical or other human-performed work relating to the adjustment of claims is most efficiently handled via outsourcing to a claims vendor (such as Griston or other readily-available claims vendors) rather than by having the Company staff a large claims department itself. In servicing the Company’s customers, the adjusters and other persons who perform these tasks use the reporting, scheduling, workflow management, and other tools in the Company’s ClaimColony suite to make the process faster and more efficient for the benefit of the Company’s customers. While the Company has historically chosen Griston for the provision of claims adjustment and related human-performed services, other vendors may be chosen in the future based upon needs or requirements of particular Company customers, claims volume, geography, and other factors, and these other vendors would utilize the Exzeo Platform for their activities. The Company does not believe that Griston would be a competitor to the Company’s services in the future. While Griston may offer its claims adjustment services to others in the future, Griston cannot offer the claims technology or platform to manage claims without the involvement of or a license from the Company, as Griston merely provides the physical and human-performed adjustment services that are routinely outsourced by insurers and managing general agents.

In view of the foregoing and in response to the Staff’s comment, the following revisions have been made to the Registration statement:

•	The reference to “external vendors or contractors” in footnote 4 on page 12, which was referenced by the Staff in its comment, was changed to “a subsidiary of HCI”.

•	A similar change was made in the first paragraph under “Adjusted Revenue” on page 88.

•

A new paragraph has been added on page 64 under “Exzeo Subsidiaries and Corporate Structure” to explain the business reasons for outsourcing certain claims management functions to Griston and to otherwise provide the foregoing disclosure.

Risk Factors, page 12

3.

Please revise to include a separate risk factor regarding your concentration of customers, which are affiliated with your controlling shareholder. Consider including a reference in the Summary Risk Factors section beginning on page 4.

Response: In response to the Staff’s comment, the Company has added a new risk factor on page 36 of the Registration Statement, entitled “We have, and expect to continue to have, significant customer concentration, substantially all of our revenues to date are from customers who are affiliated with our controlling shareholder, HCI”, and has added a reference thereto in the Summary Risk Factors section beginning on page 4 of the Registration Statement.

Certain of our directors and officers may have actual or potential conflicts of interest..., page 35

4.

Please revise this risk factor to provide a more direct discussion of the conflicts of interests risks inherent in your organizational structure. Include a discussion here or in the Management section with an appropriate cross-reference that describes what roles all of your executive officers and directors have with you and HCI. Also include a discussion of the potential conflicts other employees may have if they are employed by both HCI and you.

September 9, 2025

Response: In response to the Staff’s comment, the Company has included language under the caption “Executive Officers and Directors” on page 94 in the Management section of the Registration Statement making clear that its only executive officer, director or employee who will have an ongoing role with, and remain employed by, HCI is the Company’s Chief Executive Officer and Chairman of its board of directors, Paresh Patel. The Company has also revised the risk factor previously beginning with “Certain of our directors and officers” of the Registration Statement to clarify that its only executive officer, director or employee who will have an ongoing role with, and remain employed by, HCI is the Company’s Chief Executive Officer and Chairman of its board of directors, Paresh Patel, and has included a cross reference to the related discussion included in the Management section. See the risk factor that now begins with “Our Chief Executive Officer and Chairman” on page 36 of the Registration Statement.

Gross Dollar Retention Rate, page 73

5.

Please revise to disclose the amount of managed premiums at the end of each period which is attributable to policyholders active at the end of the prior calendar year, thereby allowing a reader to recalculate the gross dollar retention rate for each period presented.

Response: In response to the Staff’s comment, the Company has revised the definition of gross dollar retention rate on pages 74 and 75 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement to include the amounts of managed premiums attributable to policyholders active at the end of the prior calendar year for each period presented. This revision allows readers to recalculate the gross dollar retention rate based on the information provided.

Summary of Key Performance Metrics

Managed Premium, page 73

6.	Please revise to disclose the amount and/or percentage of total managed premiums attributable to insurance policies written in the state of Florida for each period presented.

Response: In response to the Staff’s comment, the Company has added a new sentence under the caption “Managed Premium” on page 74 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement to disclose the percentage of managed premiums attributable to insurance policies written in the state of Florida for each period presented.

Cost of Revenue, page 77

7.

We note your disclosure that policy commission and related expenses increased due to growth in managed premiums from your existing customer base, slightly offset by the lower commissions on new and renewal policies in Florida where commission rates are generally lower than in other states due to competitive market dynamics. In order for a reader to better understand the impact of rate changes on cost of revenue, please enhance your disclosure to include the weighted average commission rates applicable in Florida for each period presented.

Response: In response to the Staff’s comment, the Company has expanded its disclosure under the caption “Cost of Revenue” on beginning on page 80 to include weighted average commission rates for each period presented. As revised, the disclosure clarifies that total commission expense increased due to growth in written premiums (e.g., the weighted average commission rate decreased from 10.4% in 2023 to 9.1% in 2024), primarily reflecting the increasing proportion of premiums written in Florida, where commission rates are generally lower than in other states.

September 9, 2025

Management, page 88

8.	Please include disclosure in this section that also describes the concurrent activities your executive officers and directors have with HCI. Disclosures that appear to be material include:

•	Whether your named executive officers and directors also serve as executive officers and directors for HCI;

•	The risk management processes that you utilize to manage the risk exposure you have between the two companies; and

•	The amount of director compensation your directors earned from HCI for the fiscal year ended December 31, 2024.

Response: In response to the Staff’s comment, the Company has added the following additional disclosure to the Registration Statement:

•

Language has been added under the caption “Executive Officers and Directors” on page 94 of the Registration Statement making clear that the Company’s Chief Executive Officer and Chairman of its board of directors, Paresh Patel, also currently serves as Chairman and Chief Executive Officer of HCI, the Company’s parent company, but that none of the Company’s other executive officers or directors concurrently is an executive director or officer of, or is otherwise employed by, HCI;

•

Language has been added under the caption “Audit Committee” on page 97 of the Registration Statement making clear that transactions with HCI or its other subsidiaries will be subject to review and approval by the audit committee. Language has also been added under the caption “Risk Oversight” on page 99 stating that the audit committee will also be responsible for reviewing risks relating to the Company’s relationship with and majority ownership by HCI, including risks relating to the Company’s commercial agreements with HCI and its subsidiaries and actual and potential conflicts of interest and exposure to HCI’s financial condition and strategic priorities. Language has also been added on page 117 under “Review and Approval of Related Party Transactions” making clear that HCI and its other subsidiaries are subject to audit committee review and approval; and

•

Language has been added under the caption “Director Compensation” on page 100 of the Registration Statement making clear that none of the Company’s directors received any director compensation from HCI for the fiscal year ended December 31, 2024, as none of the Company’s directors were non-employee directors of HCI during the fiscal year ended December 31, 2024.

Commercial Agreements between Affiliates of HCI and Exzeo, page 105

9.

Please revise to clarify if this section identifies all of the commercial agreements between you, your affiliates, and HCI’s affiliates rather than indicating that this disclosure only includes “certain agreements” with “certain affiliates.” In this regard, we note the reference on page 79 to HR, IT, legal, accounting and other expenses allocated to TTIC. With a view to clarifying disclosure, advise us what agreements between you and HCI address how and when these and similar expenses will be transferred or otherwise treated as you transition to a standalone public company.

Response: In response to the first sentence of the Staff’s comment, the Company has revised the language under the caption “Commercial Agreements between Affiliates of HCI and Exzeo” on page 111 of the Registration Statement to clarify that the disclosure identifies all commercial agreements between the Company and/or its affiliates and HCI and/or its affiliates that are responsive to Item 404 of Regulation S-K or that are otherwise material to the Company.

With respect to the second sentence of the Staff’s comment, for the information of the Staff, the Company and its subsidiaries (on the one hand) and HCI and its other subsidiaries (on the other hand) have now sufficiently separated their general and administrative functions such that, going forward, they will no longer provide (or need to provide) any material HR, IT, legal, accounting, or other similar “back-office” or “shared administrative services” to each other. Consequently, as of July 1, 2025, the companies do not have any agreements relating to the sharing or provision or such services or the allocation of such expenses, subject to the Tax Allocation Agreement that we believe is already fully described in the Registration Statement. In view of the foregoing, the Company has revised the disclosure on page 83 to insert a sentence affirmatively stating that the Company ceased to provide corporate services to TTIC as of July 1, 2025. In addition and in view of the foregoing, the Company has deleted the risk factor beginning with “The services that we receive from HCI” and replaced it with “We may not be able to effectively perform” on page 37 of the Registration Statement.

September 9, 2025

10.

We note your disclosure on page 35 that you “have obtained, and may need to continue to obtain, certain administrative and back-office services from HCI for a period of time after this offering.” Please describe these services and their costs in greater detail in this section, including disclosing whether you have any contractual relationship for these types of services.

Response: As described in our response to Comment #9 above, the Company and its subsidiaries (on the one hand) and HCI and its other subsidiaries (on the other hand) have now sufficiently separated their general and administrative functions such that, going forward, they will no longer provide (or need to provide) any material HR, IT, legal, accounting, or other similar “back-office” or “shared administrative services” to each other. For the information of the Staff, there are currently no written or unwritten agreements between the Company (or its subsidiaries) and HCI (or its other subsidiaries) relating to such services, and a prior Cost Allocation Agreement among Exzeo, Exzeo’s subsidiaries, and TypTap Insurance Company (an insurance company subsidiary of HCI, or “TTIC”) has been amended effective July 1, 2025, to exclude TTIC from such agreement, such that Company and its consolidated subsidiaries are now the sole parties to such agreement and such agreement is accordingly no longer material. The amendment of the Cost Allocation Agreement to exclude TTIC is disclosed as a subsequent event in Note 16 to the Company’s financial statements as of and for the 6-months ended June 30, 2025 included in the Registration Statement.

11.	Please revise the description of related party transactions to quantify the flat fees and percentages for payments where you refer them.

Response: The summaries of the related-party contracts have been updated to reflect the fee amounts and percentages set forth in the applicable contracts.

September 9, 2025

Should you have any additional questions, please do not hesitate to contact the undersigned at 813.225.4122.

Best regards,

/s/ Curt P. Creely
Curt P. Creely